FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                        Form 20-F   X        Form 40-F
                                 -----                ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                        Yes                  No X
                           ----               -----

                  Indicate by check mark if the registrant is
                      submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                        Yes                 No X
                           ----               ----

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                        Yes                 No X
                           ----               ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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ENDESA, Sociedad Anonima -ENDESA- Annual General Shareholders' Meeting

    MADRID, Spain--(BUSINESS WIRE)--May 14, 2003--On April 22, 2003, the Company's Board of Directors resolved to call the Annual General Shareholders' Meeting, to be held in Madrid, at the Crystal Pavilion of the Trade Fair Grounds of the Casa de Campo park (Recinto Ferial de la Casa de Campo, Pabellon de Cristal, Avenida de Portugal s/n), on June 18, 2003, at 11:00 a.m., in first call.
    In the event that the said General Meeting is unable to be held in first call, as a consequence of not having reached the necessary quorum, the General Meeting will be held in the same place and at the same time on June 19, 2003, in second call, in accordance with the following




AGENDA

One. Examination and approval, as the case may be, of the Annual Accounts (Annual Report, Balance Sheet and Income Statement) and the Management Report of the Company and its Consolidated Group, for the fiscal year closed as at December 31, 2002, as well as of the corporate management for the said fiscal year.

Two. Application of fiscal year earnings and distribution of dividend.

Three.  Amendment of the company's by-laws.

        a) New wording for the following Articles of the current company by-laws: Article 17 (Corporate bodies), Article 18 (Shareholders' Meetings), Article 22 (Calls for Shareholders' Meetings), Article 27 (Right of attendance),
            Article 28 (Proxies), Article 31 (Deliberation and adoption of resolutions), Article 33 (Right to information), Article 34 (Minutes of the Shareholders' Meetings), Article 36 (Board of Directors. General responsibilities), Article 40 (Salaries), Article 41 (Accountability), Article 42 (Incompatibilities), Article 43 (Notification and venue for meetings), Article 45 (Board positions), Article 49 (Powers of the Board),
            Article 55 (Appointment of auditors).

        b) Inclusion of the following new Articles in the current company by-laws: Article 50bis (Audit and Compliance
            Committee), Article 50ter (Appointments and Compensation
            Committee).

        c) Removal of the Transitional Provision from the current company by-laws.

        d) Approval of the restated company by-laws with new numeric sequence resulting from the abovementioned changes.

Four.   Approval of the Regulations governing the General
        Shareholders' Meeting.

Five. Appointment, assignment, ratification and statutory renewal of Directors.

Six.    Appointment of auditors for the Company and its Consolidated
        Group.

Seven. Authorization for the Company and its subsidiaries to acquire treasury stock pursuant to the provisions of article 75 and the First Additional Provision of the Spanish
        Corporations Law (Ley de Sociedades Anonimas).

Eight. Authorization to the Board of Directors for the execution, implementation and rectification, as the case may be, of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General Meeting, and granting of powers to notarize and process such resolutions as a public instrument.



    INTERVENTION OF NOTARY PUBLIC AT GENERAL MEETING

    The Board of Directors has resolved to summon the presence of a Notary Public of the Madrid Association of Notaries Public (Ilustre Colegio Notarial de Madrid) to draw up the Minutes of the General Meeting, in accordance with the provisions of article 114 of the Spanish Corporations Law (Ley de Sociedades Anonimas) and article 101 of the Mercantile Registry Regulations (Reglamento del Registro Mercantil).

    CHANGE OF REGISTERED ADDRESS

    The Shareholders are hereby notified that the Board meeting held on April 22, 2003 agreed to change the current registered address of ENDESA, S.A. from Principe de Vergara no. 187, Madrid, to Ribera del Loira no. 60, also in Madrid.

    RIGHT TO ATTEND AND INFORMATION

    The following may attend the General Meeting: shareholders who, individually or pooled together with others, are holders of a minimum of 50 shares, provided that they have them registered in the pertinent book-entry register five days in advance of the General Meeting. Attendance cards will be provided by the member entities ascribed to the official Spanish company for Securities Registration Clearing and Settlement Systems (Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A. - IBERCLEAR) or, as the case may be, by ENDESA, at the registered offices, subject to deposit of the documents evidencing title to and locking-up of the securities.
    All shareholders entitled to attend may have themselves represented at the General Meeting by means of another person. Proxies to which the general scheme for public request for representation is applicable must contain voting instructions. It is understood that, should such instructions not be given, the proxyholder will vote in favor of the proposed resolutions.
    In accordance with the provisions of article 212 of the Spanish Corporations Law (Ley de Sociedades Anonimas), the shareholders may obtain from the Company, immediately and free of charge, the Annual Accounts and Management Report of the Company and its Consolidated Group for the fiscal year closed as at December 31, 2002, as well as the respective Auditors' Reports.
    Likewise, in relation to items THREE and FOUR of the Agenda, the shareholders may examine at the company's registered offices (calle Ribera del Loira, no. 60, 28042 Madrid), and request the delivery or sending, free of charge, of the proposal and report presented by the Directors to the General Meeting, in relation to the resolutions submitted to the approval of the shareholders of Endesa, S.A. under the said items THREE and FOUR of the Agenda.
    In order to avoid build-ups at the entrance to the Shareholder meeting location and for greater convenience, the abovementioned documentation and gift are available for collection, prior presentation of the attendance card, at the company's registered address in c/ Ribera del Loira, no. 60, Monday to Friday from 9:00 to 14:00 and from 16:00 to 18:00 hours.

    GENERAL INFORMATION

    1. Information by Telephone

    For any clarification on the delivery of documentation and any other aspect relating to this meeting notice, shareholders may address the Information Office located at the company's registered offices, Ribera del Loira street, no. 60, Madrid, either in person or by telephoning 900 666 900 from 9:00 a.m. - 2:00 p.m., and from 4:00 p.m.
- 6:00 p.m.

    2. Service for attending General Meeting

    ENDESA will facilitate attendance of the General Meeting by providing bus service. Buses will leave from Principe de Vergara
Street, no. 187, at 9:30 a.m. and 10:00 a.m., on June 19, 2003.

    FORECASTED DATE FOR HOLDING GENERAL MEETING

    ENDESA HEREBY INFORMS ITS SHAREHOLDERS THAT, IN LINE WITH THE EXPERIENCE OF PREVIOUS YEARS, IT IS FORESEEABLE THAT THE GENERAL MEETING WILL BE HELD IN SECOND CALL, NAMELY, ON JUNE 19, 2003, IN THE PLACE AND AT THE TIME INDICATED ABOVE. SHOULD THAT NOT BE THE CASE, IT WILL BE ANNOUNCED IN THE DAILY PRESS SUFFICIENTLY IN ADVANCE.

    Madrid, May 14, 2003
    The Secretary to the Board of Directors.

    CONTACT: ENDESA
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ENDESA, S.A.

Dated: May 14, 2003      By: /s/ Jacinto Parinete
                            --------------------------------------------
                         Name: Jacinto Pariente
                         Title: Manager of North America Investor Relations